SNIPP INTERACTIVE INC.

SNIPP ANNOUNCES A RECORD-BREAKING 72 SIMULTANEOUS LIVE

CAMPAIGNS IN MARKET

June 9, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that as of June 7, 2016 the company is running a record-breaking 72 simultaneous programs worth US$3.37 million. In addition, the company has 46 programs that are in the process of being launched over the next six months worth approximately US$3.93 million.

These programs span diverse industries across markets in the US, Canada and Europe. Programs include both short-term promotions and long-term loyalty programs leveraging Snipp’s market-leading promotions platform.

“We are excited by the progress made in the first five months of 2015. We have already booked approximately seven million US dollars of revenue for this year at much higher margins than we did last year. We continue to launch campaigns of higher values and longer durations, pointing to the comfort clients have in the performance of our programs, scalability of our technology and the ability to offer up a fully integrated solution for their promotion marketing needs. Our management team is confident that Snipp will maintain this momentum and continue to form new partnerships with even more brands across the globe,” says Atul Sabharwal, co-founder and CEO of Snipp.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

About Snipp: Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our full service offerings include shopper marketing promotions, loyalty, rewards, rebates and data analytics. We also provide clients with the expertise to create, manage and promote their marketing programs. SnippCheck, our unique receipt processing engine, is the market leader for receipt-based purchase validation. Snipp has powered hundreds of promotions and loyalty programs around the world for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

Todd Kehrli

MKR Group, Inc.

d: 323-205-4336

m: 310.625.4462

todd@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.